               Morgan Stanley Total Return Trust

Item 77.C.     Matters Submitted to a Vote of Security Holders

      At  a Special Meeting of Shareholders held on September 27,
2006, the shareholders of Morgan Stanley Total Return Trust ("the
Trust")  approved an Agreement and Plan of Reorganization between the Trust and Morgan Stanley Strategist Fund.

For:  3,398,876           Against:  93,209               Abstain:
165,145